Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
Excerpts from Communication in an Employee Communication
Albertson’s in Focus, February 3, 2006
On February 3, 2006, Larry Johnston, CEO of Albertson’s, spoke to Albertson’s employees about, among other things, the sale of Albertson’s. Excerpts from that speech relating to the sale of Albertson’s are reproduced below.
Hello, and welcome to Albertsons in Focus for February. You’ve all heard by now that our Board of Directors has approved a definitive agreement and entered into a transaction to sell the company to a consortia made up of SUPERVALU, CVS and an investment group led by Cerberus Capital Management.
Three different buyers ... each outstanding in their respective fields ... are acquiring the portions of our company that fit best with their future growth strategies. This is really a win/win for everyone involved. As difficult as it is to divide the company, our long-term success depends upon our ability to leverage our strengths with the right partner. SUPERVALU in food and CVS in drug are both outstanding retailers in their own right and have been great competitors of ours over the years. Cerberus is a powerful company that has a strong track record of acquiring underperforming assets and helping them grow. As we have all seen, times change ... and ever-evolving competitive landscapes often create new alliances.
Let me remind you that this transaction is not final until it is approved by shareholders and regulatory agencies. We expect that may take several months...and so in the meantime, it’s business as usual. I know that’s not as easy as it sounds, but we must continue to focus on meeting our sales goals and providing outstanding service to our customers. I’m excited about all the great programs we have ready for 2006 and we need to show our new partners just how strong our execution can be even in the face of new alliances. We will do our best to keep you updated in the weeks and months to come.
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of

1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.